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The Emerging Markets Infrastructure Fund, Inc.
466 Lexington Avenue
New York, New York 10017


                 EMERGING MARKETS INFRASTRUCTURE FUND ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER

For Immediate Release
October 26, 2000

Contact: Investor Relations
Credit Suisse Asset Management, LLC
1-800-293-1232 or 212-238-5674

NEW YORK--(BUSINESS WIRE)--October 26, 2000--The Emerging Markets Infrastructure Fund, Inc. (the "Fund") today announced that, in accordance with its tender offer which expired on October 20, 2000, it has accepted for payment 5,587,979 shares of common stock of the Fund at a price of $10.29 per share. A total of 9,293,649.533 shares were properly tendered; therefore, on a pro-rated basis, 60.13% of the shares so tendered by each tendering stockholder have been accepted for payment.

The Fund is a closed-end management investment company that seeks high total return through long-term capital appreciation by investing primarily in equity securities issued by infrastructure companies in emerging countries. The Fund is traded on the New York Stock Exchange under the trading symbol "EMG". The Fund's investment adviser is Credit Suisse Asset Management, LLC.

Any questions or requests for assistance with respect to the tender offer may be directed to Shareholder Communications Corporation, the Information Agent for the offer, toll free at (800) 493-4868.